Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna drills 18.3 g/t gold over 11.9 meters at the Séguéla Project, Côte d’Ivoire

Vancouver, June 7, 2022-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an update of its Sunbird exploration program at the Séguéla gold Project located in Côte d’Ivoire.

Paul Weedon, Senior Vice President of Exploration, commented, "Following the release of Sunbird´s maiden Inferred Mineral Resource containing 350,000 gold ounces in March 2022, expansion drilling has continued to grow the high grade mineralized footprint at depth and beyond the initial maiden resource envelope.” Mr. Weedon continued, “Results such as 28.2 g/t gold over 3.5 meters from drill hole SGRD1408 and 12.6 g/t gold over 7.7 meters from drill hole SGRD1422 highlight the open nature of the deposit´s mineralization.” Mr. Weedon added, “Further drilling is underway to test these extensions, with drill hole SGRD1423, a further 100 meters down plunge, intersecting several points of visible gold.” Mr. Weedon concluded, “In addition to the exploration success at Sunbird this field season, target generation elsewhere on the Séguéla property has continued to grow the portfolio with several new very encouraging prospects identified.”

Sunbird Prospect drill highlights include:

•	SGRD1405: 18.3 g/t gold over an estimated true width of 11.9 meters from 168 meters

•	SGRD1408: 28.2 g/t gold over an estimated true width of 3.5 meters from 351 meters

•	SGRD1421: 6.1 g/t gold over an estimated true width of 8.4 meters from 252 meters

•	SGRD1422: 12.6 g/t gold over an estimated true width of 7.7 meters from 319 meters

Subsequent to the release of Sunbird´s maiden Inferred Mineral Resource of 3.4 million tonnes at an average grade of 3.16 g/t gold containing 350,000 gold ounces (refer to Fortuna news release dated March 15, 2022), expansion drilling further down-dip and down-plunge has continued to intersect high grade mineralization beyond the initial optimized pit shell used to constrain the maiden Inferred Mineral Resource (refer to Figure 1).

Drilling has successfully intersected an interpreted continuation of the core high grade mineralization a further 100 meters down-plunge from previous intersections with drill hole SGRD1408 intersecting 28.2 g/t gold over an estimated true width of 3.5 meters and drill hole SGRD1422 intersecting 12.6 g/t gold over an estimated true width of 7.7 meters. Assays are pending for drill hole SGRD1423 which intersected several points of visible gold a further 100 meters down plunge. This structure remains open at depth, some 350 meters below surface.

In addition to extending mineralization at depth, drilling was also designed to further define the central high grade core, with a total of eight holes consistently intersecting high grades (greater than 100 grams x meter), including the most recent drill hole SGRD1405 intersecting 18.3 g/t gold over an estimated true width of 11.9 meters from 168 meters down-hole. Full results received for this recent 7,071 meter 20-hole program are listed in Appendix 1.

An additional 5,110 meter 15-hole program to infill and extend the depth potential has commenced with four holes completed to date (refer to Figure 1). Drill hole SGDD095, for which assays are pending, intersected more than five points of visible gold to two millimeters in diameter in geological logging of the drill core. This interval has the potential to extend the high grade core a further 25 meters to the north.

Figure 1: Sunbird Prospect long-section looking west showing recent drilling results

Séguéla Regional Exploration

Regional exploration across the Séguéla Project has continued to generate attractive targets along the key structural corridors and building off regional soil and auger sampling campaigns, geophysical anomalies and field mapping (refer to Figure 2 and Appendix 2).

Highlights from the current generative field season include:

Winy: located approximately five kilometers to the south-east of Antenna, a first pass trench sampling program returned 52 meters at 1.54 g/t gold which was following up a regional soil anomaly and 25 rock chip samples ranging from 0.13 g/t gold to 68.2 g/t gold. Winy is in a structurally favorable setting at the intersection of locally significant north-east trending structures intersecting the pressure shadow to the north of a small intrusive body.

G7: located approximately 14 kilometers to the south-east of Antenna, a 196-hole, 5,008-meter, reconnaissance air core drilling program returned a best intersection of 32 meters at 1.26 g/t gold in hole SGAC7763 from eight meters with a follow up 6-hole, 504 meter, scout reverse circulation (RC) drilling intersecting 18 meters at 1.54 g/t gold from 76 meters in drill hole SGRC1396. G7 is hosted in the easternmost volcaniclastic and schistose domain and represents a potentially new host setting.

Barana: located 8 kilometers north of Antenna, a greater than 2-kilometer-long +50 parts per billion (ppb) gold auger anomaly has been identified, with a 759-hole, 14,204 meter, scout air core drilling program returning up to seven meters at 2.25 g/t gold from 12 meters in hole SGAC629 and 20 rock chip samples ranging from 0.01 g/t gold to 9.28 g/t gold. Barana is hosted in the northern extension of the same Antenna host lithologies.

Folly: located approximately seven kilometers south of Antenna, additional wide spaced 30-hole, 2,451 meter, scout RC drilling program (200-meter line spacing) following up previous reconnaissance RC drilling returned encouraging results along a greater than 1.2-kilometer strike zone interpreted as the same structural corridor as hosting the Antenna deposit approximately one kilometer to the north. Results include 1.5 meters at 12.79 g/t gold from 88 meters (drill hole SGRC1189), 8.2 meters at 1.69 g/t from 22 meters (drill hole SGRC1252) and 3.0 meters at 7.90 g/t gold from 88 meters (drill hole SGRC1317).

Follow-up drill testing of these prospects along with further drilling at the high grade Gabbro North prospect to follow up previous high grade results including 4 meters at 23.0 g/t gold from 109 meters in drill hole SGRC1236 and 8 meters at 39.0 g/t from 88 meters in drill hole SGRC1152 (refer to Fortuna news release dated September 7, 2021 and Roxgold news release dated June 17, 2021) is planned for the second half of 2022.

Figure 2: Séguéla Project recent regional exploration highlights; drill intersections are downhole intervals

Quality Assurance & Quality Control (QA-QC)

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

All air core (AC) drilling at Séguéla used a 3-inch blade bit with 1-meter samples collected and laid out in rows on the ground, and then spear-sampled in four-meter composites for a final sample weight of approximately two kilograms. Drilling is maintained until either damp samples are encountered or ground refusal. Trench samples were collected in 4-meter composites along one wall of the trench and below any transported horizons for a final sample weight of 2-3 kilograms. All rock-chip, AC and trench samples were assayed at Elam Laboratories in Côte d’Ivoire with routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, Elam Laboratories inserted its own quality control samples. AC samples are used for target generation only and not used for any mineral resource calculation.

All RC drilling at Séguéla used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5% representative sample for submission to the analytical laboratory. The residual 87.5% sample were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the company-controlled core yard.

All DD drill holes at Séguéla were drilled with HQ sized diamond drill bits. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the company core yard at the project site. The other half was sampled, catalogued and placed into sealed bags and securely stored at the site until shipment.

All Séguéla RC and DD core samples were shipped to ALS Laboratories preparation laboratory in Yamoussoukro for preparation and then, via commercial courier, to ALS’s facility in Ouagadougou, Burkina Faso for finishing. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all Séguéla samples. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, the ALS laboratory inserted its own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President of Exploration for Fortuna Silver Mines Inc., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, and the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core.  There were no limitations to the verification process.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | Twitter: @Fortuna_Silver | LinkedIn: fortunasilvermines

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for the Séguéla gold Project and mineral properties, including the Sunbird Prospect; the anticipated exploration and other development programs at the Sunbird Prospect and other mineral properties at the Séguéla gold Project, together with the investment, nature, implementation and timing thereof; the timing for, and anticipated results of the exploration programs at the Sunbird Prospect and the Séguéla gold Project, and the intention to expand mineralization at the Séguéla gold Project; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the duration and effects of the COVID-19 pandemic on our operations and workforce and the effects on the global economy and society; changes in prices for silver, gold and other metals; the success of the Company’s exploration program at the Sunbird Prospect and the Séguéla gold Project; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; our ability to obtain all necessary permits, licences and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the results from the exploration programs conducted at the Séguéla gold Project; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s information derived from its exploration programs at the Séguéla gold Project; current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

APPENDIX 1. Séguéla gold Project, Côte d’Ivoire: Sunbird Prospect drill results

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	End of Hole Depth (m)	UTM Azimuth (m)	Dip (m)	Depth From (m)	Depth To (m)	Downhole Width (m)	ETW[1] (m)	Au (ppm)	Hole Type[2]
SGRD1402	742749	893485	478	260.5	90	-60	NSI					RCD
SGRD1403	742676	893437	464	381.3	90	-60	61	62	1	0.7	13.50	RCD
							221	223	2	1.4	10.64	RCD
						including	222	223	1	0.7	15.35	RCD
							237	242	5	3.5	4.68	RCD
						including	238	239	1	0.7	11.20	RCD
SGRD1404	742666	893337	460	380.5	90	-60	93	94	1	0.7	5.14	RCD
SGRD1405	742734	893240	460	261.5	90	-60	168	185	17	11.9	18.33	RCD
						including	168	170	2	1.4	135.00	RCD
						and	173	174	1	0.7	16.35	RCD
SGRD1406	742622	893237	485	426.2	90	-60	NSI			0		RCD
SGRD1407	742609	893138	485	444.4	90	-60	NSI			0		RCD
SGRD1408	742590	893036	493	450.5	90	-60	351	356	5	3.5	28.23	RCD
						including	353	355	2	1.4	67.15	RCD
SGRD1409	742582	892761	524	384.5	90	-60	286	287	1	0.7	14.50	RCD
							351	375	24	16.8	1.61	RCD
SGRD1412	742655	893189	499	450.5	90	-60	NSI			0		RCD
SGRD1413	742753	893436	480	280.2	90	-60	197	200	3	2.1	3.68	RCD
SGRD1414	742715	893385	472	350.2	90	-60	278	280	2	1.4	9.20	RCD
						including	278	279	1	0.7	17.45	RCD
SGRD1415	742690	893284	485	339.4	90	-60	NSI			0		RCD
SGRD1416	742635	893086	510	432.2	90	-60	343	350	7	4.9	1.54	RCD
							368	370	2	1.4	5.61	RCD
SGRD1417	742678	893235	489	360.3	90	-60	81	83.5	2.5	1.75	4.84	RCD
							258	266	8	5.6	2.55	RCD
SGRD1418	742772	893357	486	252.5	90	-60	149	159	10	7	1.87	RCD
SGRD1419	742714	893135	486	294.4	90	-60	202	213	11	7.7	2.55	RCD
						including	202	203	1	0.7	10.35	RCD
							224	227	3	2.1	4.94	RCD
						including	225	226	1	0.7	13.45	RCD
							231	233	2	1.4	17.37	RCD
						including	231	232	1	0.7	33.80	RCD
SGRD1420	742706	893339	469	339.4	90	-60	268	269	1	0.7	6.36	RCD
SGRD1421	742673	893137	492	318.9	90	-60	247	248	1	0.7	19.86	RCD
							252	264	12	8.4	6.13	RCD
						including	252	253	1	0.7	27.32	RCD
						and	259	260	1	0.7	16.63	RCD
SGRD1422	742643	893035	513	400.4	90	-60	319	330	11	7.7	12.56	RCD
						including	320	321	1	0.7	98.90	RCD
						and	325	326	1	0.7	13.65	RCD
SGRD1424	742893	893087	525	263.6	90	-60	198	220	22	15.4	2.09	RCD
						including	204	205	1	0.7	14.03	RCD

Notes:

1.	ETW: estimated true width
2.	RCD: reverse circulation pre-collar, diamond core tail

APPENDIX 2. Séguéla gold Project, Côte d’Ivoire: Regional Exploration Results

Winy trench results

SampleID	Sample_Type	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	Au_ppm	Au_Batch_No
A158060	Trench	746425	893554	377	0.046	YM21344139
A158061	Trench	746427	893553	376	0.056	YM21344139
A158062	Trench	746427	893554	377	0.06	YM21344139
A158063	Trench	746429	893554	377	0.831	YM21344139
A158065	Trench	746432	893553	378	0.713	YM21344139
A158066	Trench	746437	893552	378	0.04	YM21344139
A158067	Trench	746440	893552	379	0.085	YM21344139
A158068	Trench	746442	893552	380	0.025	YM21344139
A158069	Trench	746445	893555	381	0.016	YM21344139
A158070	Trench	746450	893553	382	0.019	YM21344139
A158071	Trench	746453	893553	383	0.009	YM21344139
A158073	Trench	746459	893553	385	0.011	YM21344139
A158074	Trench	746458	893557	386	0.009	YM21344139
A158075	Trench	746467	893552	386	0.012	YM21344139
A158076	Trench	746469	893553	388	0.012	YM21344139
A158077	Trench	746475	893553	387	0.013	YM21344139
A158078	Trench	746478	893553	389	0.015	YM21344139
A158079	Trench	746480	893555	390	0.015	YM21344139
A158081	Trench	746485	893551	391	0.025	YM21344139
A158082	Trench	746487	893553	391	0.024	YM21344139
A158083	Trench	746492	893553	391	0.026	YM21344139
A158084	Trench	746496	893553	391	0.835	YM21344139
A158085	Trench	746501	893552	390	0.033	YM21344139
A158086	Trench	746506	893552	389	1.015	YM21344139
A158087	Trench	746509	893553	389	0.405	YM21344139
A158089	Trench	746513	893551	389	0.461	YM21344139
A158090	Trench	746517	893552	387	0.037	YM21344139
A158091	Trench	746520	893554	387	0.375	YM21344139
A158092	Trench	746524	893552	386	1.025	YM21344139
A158093	Trench	746528	893551	386	1.365	YM21344139
A158094	Trench	746532	893551	384	0.434	YM21344139
A158095	Trench	746537	893551	383	8.27	YM21344139
A158096	Trench	746540	893551	382	3.04	YM21344139
A158098	Trench	746545	893551	382	1.945	YM21344139
A158099	Trench	746548	893550	381	0.887	YM21344139
A158100	Trench	746552	893551	380	2.21	YM21344139
A158139	Trench	746394	893551	377	0.261	YM21344139
A158141	Trench	746399	893552	376	0.039	YM21344139
A158142	Trench	746402	893554	376	0.019	YM21344139

A158143	Trench	746407	893553	376	0.027	YM21344139
A158144	Trench	746412	893554	375	0.02	YM21344139
A158145	Trench	746417	893553	375	0.014	YM21344139
A158146	Trench	746420	893554	376	0.019	YM21344139
A158147	Trench	746422	893553	376	0.029	YM21344139
A158149	Trench	746423	893554	376	0.028	YM21344139
A158150	Trench	746426	893554	377	0.038	YM21344139
A158151	Trench	746556	893551	377	0.143	YM21344139
A158152	Trench	746560	893551	377	0.038	YM21344139
A158153	Trench	746563	893550	377	0.079	YM21344139
A158154	Trench	746568	893550	376	0.054	YM21344139
A158156	Trench	746571	893550	374	0.045	YM21344139
A158157	Trench	746577	893548	372	0.04	YM21344139
A158158	Trench	746579	893548	372	0.03	YM21344139
A158159	Trench	746582	893548	371	0.032	YM21344139
A158160	Trench	746587	893548	370	0.031	YM21344139
A158161	Trench	746591	893548	369	0.023	YM21344139
A158162	Trench	746594	893548	368	0.019	YM21344139
A158163	Trench	746597	893548	366	0.023	YM21344139
A158165	Trench	746602	893550	366	0.022	YM21344139
A158166	Trench	746606	893550	365	0.027	YM21344139
A158167	Trench	746609	893550	362	0.026	YM21344139
A158168	Trench	746613	893550	361	0.024	YM21344139
A158169	Trench	746616	893551	360	0.023	YM21344139
A158170	Trench	746619	893550	359	0.023	YM21344139
A158171	Trench	746623	893549	358	0.023	YM21344139
A158173	Trench	746627	893551	358	0.026	YM21344139
A158174	Trench	746631	893552	357	0.025	YM21344139
A158175	Trench	746635	893549	356	0.037	YM21344139
A158176	Trench	746638	893550	355	0.027	YM21344139
A158177	Trench	746642	893550	355	0.042	YM21344139
A158178	Trench	746646	893546	353	0.051	YM21344139
A158179	Trench	746651	893550	352	0.026	YM21344139
A158181	Trench	746655	893550	352	0.031	YM21344139
A158182	Trench	746659	893549	351	0.026	YM21344139
A158183	Trench	746662	893550	351	0.042	YM21344139
A158184	Trench	746667	893550	349	0.021	YM21344139
A158185	Trench	746670	893550	349	0.012	YM21344139
A158186	Trench	746674	893550	348	0.011	YM21344139
A158187	Trench	746678	893551	347	0.036	YM21344139
A158189	Trench	746681	893550	347	0.027	YM21344139
A158190	Trench	746686	893552	346	0.022	YM21344139
A158191	Trench	746689	893548	346	0.023	YM21344139
A158192	Trench	746693	893548	346	0.019	YM21344139

A158193	Trench	746697	893550	346	0.013	YM21344139
A158194	Trench	746702	893552	344	0.013	YM21344139
A158195	Trench	746705	893551	344	0.014	YM21344139
A158196	Trench	746709	893550	343	0.017	YM21344139
A158198	Trench	746713	893550	343	0.021	YM21344139
A158199	Trench	746717	893553	343	0.012	YM21344139
A158200	Trench	746720	893557	341	0.019	YM21344139
A158201	Trench	746724	893555	340	0.024	YM21344139
A158202	Trench	746729	893552	340	0.019	YM21344139
A158203	Trench	746733	893554	339	0.016	YM21344139
A158204	Trench	746737	893552	339	0.014	YM21344139
A158205	Trench	746739	893550	337	0.162	YM21344139

Note: true width not determined; samples are 4-meter composites

G7 and Barana RC and AC results; AC reported for intervals greater than 2.5-gram x meter

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	End of Hole Depth (m)	UTM Azimuth (m)	Dip (m)	Depth From (m)	Depth To (m)	Au (ppm)	Hole Type[1]	Area
SGRC1396	748234	882652	336	102.0	270	-60	76	94	1.54	RC	G7
SGRC1397	748205	882756	338	60	270	-60			NSI	RC	G7
SGRC1398	748240	882753	341	52	270	-60			NSI	RC	G7
SGRC1399	748119	882553	327	102	270	-60			NSI	RC	G7
SGRC1400	748167	882552	327	88	270	-60			NSI	RC	G7
SGRC1401	748220	882556	326	100	270	-60			NSI	RC	G7

SGAC7763	748205	882656	340	48.0	270	-60	8	40	1.26	AC	G7
SGAC7775	747953	882656	337	37.0	270	-60	32	37	0.49	AC	G7
SGAC8121	747901	882455	331	28.0	270	-60	16	28	0.62	AC	G7
SGAC8141	748196	882858	335	37.0	90	-60	20	24	0.61	AC	G7
SGAC8147	748024	882856	319	37.0	270	-60	8	12	0.58	AC	G7

SGAC545	743979	902791	379	17.0	275	-60	8	9	2.65	AC	Barana
SGAC5501	743943	905258	379	18.0	275	-60	2	3	7.17	AC	Barana
SGAC5606	743980	904418	376	14.0	275	-60	3	5	1.22	AC	Barana
SGAC5639	743782	904418	361	12.0	275	-60	5	11	0.43	AC	Barana
SGAC5684	743304	904008	371	15.0	275	-60	10	14	0.97	AC	Barana
SGAC5685	743302	904008	365	14.0	275	-60	4	6	1.05	AC	Barana
SGAC5724	743761	904010	374	20.0	275	-60	12	13	2.26	AC	Barana
SGAC5750	743512	904004	372	13.0	275	-60	8	13	0.45	AC	Barana
SGAC578	743698	902789	377	30.0	275	-60	0	2	1.01	AC	Barana
							8	17	0.82	AC	Barana
SGAC5782	743887	902092	383	23.0	275	-60	9	23	0.79	AC	Barana
SGAC5784	743869	902090	383	18.0	275	-60	9	12	0.74	AC	Barana
SGAC5785	743858	902087	385	18.0	275	-60	0	12	1.11	AC	Barana
SGAC5787	743842	902085	385	15.0	275	-60	2	14	0.46	AC	Barana
SGAC5788	743834	902086	382	18.0	275	-60	0	18	0.56	AC	Barana
SGAC5789	743826	902086	379	20.0	275	-60	16	20	0.61	AC	Barana
SGAC579	743683	902788	378	32.0	275	-60	19	20	2.20	AC	Barana
SGAC580	743667	902785	375	24.0	275	-60	2	12	0.23	AC	Barana
SGAC581	743655	902788	376	30.0	275	-60	0	11	0.73	AC	Barana
SGAC582	743640	902792	374	40.0	275	-60	0	5	2.09	AC	Barana
							16	19	1.32	AC	Barana
SGAC5912	743584	902795	376	22.0	275	-60	6	11	1.06	AC	Barana
SGAC5924	743914	903604	388	33.0	275	-60	0	1	5.60	AC	Barana
SGAC5927	743764	903613	387	37.0	275	-60	26	33	1.90	AC	Barana
SGAC5942	743724	903608	375	28.0	275	-60	19	25	0.40	AC	Barana
SGAC5951	743880	903196	392	34.0	275	-60	26	32	0.68	AC	Barana
SGAC5952	743732	903194	390	42.0	275	-60	0	7	0.33	AC	Barana
							13	15	3.92	AC	Barana

SGAC5954	743716	903196	392	41.0	275	-60	25	33	1.38	AC	Barana
SGAC607	743677	903197	387	24.0	275	-60	5	19	0.51	AC	Barana
SGAC608	743876	902483	374	30.0	275	-60	0	8	0.27	AC	Barana
							18	30	0.50	AC	Barana
SGAC629	743748	902549	367	21.0	275	-60	12	21	1.80	AC	Barana
SGAC649	743537	902481	370	15.0	275	-60	5	11	0.41	AC	Barana
SGAC706	743509	902481	364	12.0	275	-60	4	6	1.80	AC	Barana
SGAC7814	744228	903203	407	36.0	275	-60	24	35	0.50	AC	Barana
SGAC7854	744220	902802	391	20.0	275	-60	8	20	1.56	AC	Barana
SGAC7855	744209	902799	391	31.0	275	-60	4	20	0.74	AC	Barana
SGAC7857	744185	902804	397	16.0	275	-60	12	16	0.63	AC	Barana
SGAC7864	744101	902798	383	21.0	275	-60	16	20	0.54	AC	Barana
SGAC8153	742877	902092	380	34.0	275	-60	33	34	2.04	AC	Barana
SGAC8164	742642	902091	377	46.0	275	-60	24	28	0.56	AC	Barana
SGAC8171	743382	902790	397	15.0	275	-60	4	8	0.93	AC	Barana
SGAC8184	743285	902790	368	10.0	275	-60	8	9	4.16	AC	Barana
SGAC8190	743234	902791	366	19.0	275	-60	4	8	42.60	AC	Barana
SGAC8192	743219	902791	372	8.0	275	-60	0	4	1.09	AC	Barana
SGAC8217	743044	902789	362	18.0	275	-60	8	12	0.50	AC	Barana
SGAC8226	742931	902788	364	24.0	275	-60	8	12	2.59	AC	Barana
SGAC8425	743309	903607	373	20.0	275	-60	4	8	1.05	AC	Barana

Note:

1.	RC: reverse circulation; AC: air core true width not estimated

Folly RC results

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	End of Hole Depth (m)	UTM Azimuth (m)	Dip (m)	Depth From (m)	Depth To (m)	Downhole Width (m)	ETW[1] (m)	Au (ppm)	Hole Type[2]	Area
SGRC1186	742750	887617	385	60	270	-55			0	0	NSI	RC	Folly
SGRC1187	742782	887616	378	120	270	-55	71	73	2	1.4	0.48	RC	Folly
SGRC1187	742669	887468	366	100	270	-55	80	81	1	0.7	0.27	RC	Folly
SGRC1188	742669	887468	366	100	270	-55	0	2	2	1.4	1.16	RC	Folly
							10	12	2	1.4	0.59	RC	Folly
							61	62	1	0.7	0.22	RC	Folly
SGRC1189	742784	887462	369	102	270	-55	88	90	2	1.5	12.79	RC	Folly
SGRC1192	743129	886977	361	60	270	-55	34	35	1	0.7	0.47	RC	Folly
SGRC1193	743166	886976	364	120	270	-55	63	64	1	0.7	0.29	RC	Folly
SGRC1194	743128	887074	371	60	270	-55	31	32	1	0.7	0.79	RC	Folly
SGRC1195	743163	887076	368	130	270	-55	68	70	2	1.4	1.21	RC	Folly
SGRC1196	743124	887176	377	66	270	-55	19	20	1	0.7	2.13	RC	Folly
SGRC1197	743162	887178	380	126	270	-55			0	0	NSI	RC	Folly
SGRC1198	742724	886453	357	54	270	-55	29	37	8	5.6	1.14	RC	Folly
SGRC1199	742758	886456	360	138	270	-55	96	103	7	4.9	0.28	RC	Folly
SGRC1200	742726	886355	365	54	270	-55	0	1	1	0.7	0.2	RC	Folly
SGRC1251	742761	886355	367	100	270	-55	59	63	4	2.8	1.77	RC	Folly
							28	29	1	0.7	0.25	RC	Folly
							43	44	1	0.7	1.69	RC	Folly
							59	66	7	4.9	1.1	RC	Folly
SGRC1252	742728	886552	362	54	270	-55	22	33	11	8.2	1.69	RC	Folly
SGRC1253	742766	886550	362	132	270	-55	70	76	6	4.2	0.54	RC	Folly
SGRC1253							73	75	2	1.4	1.05	RC	Folly
SGRC1253							98	104	6	4.2	0.11	RC	Folly
SGRC1316	742726	886602	352	90	270	-60	45	50	5	3.5	4.59	RC	Folly
SGRC1316					including		45	46	1	0.7	12.46	RC	Folly
SGRC1316	742726	886602	352	90	270	-60			0	0	NSI	RC	Folly
SGRC1317	742758	886604	352	130	270	-60	88	92	4	3.0	7.9	RC	Folly
SGRC1317					including		89	90	1	0.7	29.3	RC	Folly
							106	109	3	2.1	2.1	RC	Folly
							121	123	2	1.4	0.78	RC	Folly
SGRC1318	742725	886501	359	67	270	-60	33	34	1	0.7	17.75	RC	Folly
							15	16	1	0.7	1.08	RC	Folly
							25	26	1	0.7	1.09	RC	Folly
							33	35	2	1.4	9.09	RC	Folly
SGRC1319	742760	886502	355	135	270	-60	70	76	6	4.2	0.35	RC	Folly
							87	88	1	0.7	0.21	RC	Folly
							94	95	1	0.7	1.11	RC	Folly
SGRC1320	742725	886403	360	73	270	-60	24	35	11	7.7	0.88	RC	Folly
SGRC1321	742760	886402	363	120	270	-60	82	91	9	6.3	2.8	RC	Folly
							35	36	1	0.7	1.05	RC	Folly
							58	59	1	0.7	1.6	RC	Folly
							79	106	27	18.9	1.08	RC	Folly
							82	91	9	6.3	2.8	RC	Folly
SGRC1322	742733	886304	360	50	270	-60	1	2	1	0.7	0.23	RC	Folly
SGRC1323	742771	886303	362	120	270	-60	66	74	8	5.6	0.52	RC	Folly
							71	73	2	1.4	1.04	RC	Folly

Notes:

1.	ETW: estimated true width
2.	RC: reverse circulation